Exhibit 1.1

ADO Properties agrees on Business Combination with ADLER Real Estate, and concurrently acquires a strategic stake in CONSUS Real Estate

Creating a major new residential player with a fully integrated platform in core German cities

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM THE USA OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THE USA OR SUCH JURISDICTION.

•	Transformational transaction between ADO and ADLER resulting in a leading German EUR 8.6 billion residential company with likely future MDAX inclusion

•	Voluntary public tender offer by ADO for all ADLER shares

•	Business combination agreement signed between companies

•	0.4164 ADO shares per ADLER share, based on 19Q3 EPRA NAVs[1]

•	17.33% premium to ADLER’s closing share price prior to announcement

•	52% shareholding commitments secured via irrevocables

•	Combination to be named ADLER Real Estate Group

•	Strategic partnership between ADO and CONSUS having EUR 10 bn development pipeline in the top 9 German cities

•	Acquisition of 22% stake in CONSUS by ADO for EUR 294 million in cash

•	Call option on further 51% in CONSUS secured; ADO envisages making a voluntary offer upon exercise of call option

•	ADO has right to match offers made on certain CONSUS residential developments

•	Significant operating and financing synergies in both transactions

•	ADLER immediately FFO accretive and value accretive to ADO shareholders

•	CONSUS control to result in significant operating and refinancing synergies

•	Strong financial position post transaction

[1]	Based on 19Q3 EPRA NAV (undiluted) and 19Q3 ADLER EPRA NAV adjusted for dilution from ADLER €130m convertible bond based on adjusted conversion price following a change of control

•	Investment grade rating profile

•	Intention to launch up to EUR 500 million rights issue post ADLER closing in Q2/Q3 2020

•	Loan to value to be approximately 49% (19Q3 pro-forma for transaction effects)

•	EUR 0.75 dividend per ADO share over 2019 proposed for all existing and new ADO shareholders

•	1-Tier Board to be expanded to 10 members, 5 of which will be independent, including the Chairman who will have a casting vote

Thierry Beaudemoulin, Chief Executive Officer of ADO, said:

“This is an exciting and transformational combination that will ultimately create one of the largest listed residential real estate groups in Europe. The combination will have a high quality portfolio diversified across core German cities, with access to a market leading development platform and pipeline. We believe this combination will have a compelling growth profile, which will benefit all stakeholders and deliver value for shareholders in the short, medium and long-term.”

Maximilian Rienecker, Co-CEO of ADLER, said:

“After the successful closing of the ADO Group acquisition, the combination of ADO and ADLER is the next logical step as both companies have highly complementary portfolios. The transaction creates significant value for all shareholder groups, and will position us favourably for further accretive growth.”

Luxembourg, Berlin 15 December 2019

ADO Properties SA (“ADO”) and ADLER Real Estate AG (“ADLER”) will combine their businesses and create a top-3 residential real estate company in Germany. In addition, ADO has acquired a strategic 22.18% minority stake in CONSUS Real Estate AG (“CONSUS”) and secured a call option to acquire an additional 51% controlling stake in CONSUS, at an exchange ratio of 0.2390 ADO shares per CONSUS share, at the discretion of ADO, subject to conditions.

Upon closing of the business combination, the enlarged group will have a combined portfolio value of approximately EUR 8.6 billion.

On the basis of resolutions by its Boards today, ADO will make a voluntary public tender offer to acquire all outstanding shares of ADLER offering 0.4164 shares in ADO for one share in ADLER. The exchange ratio was derived from ADO‘s and Adler’s EPRA NAV per share, in each case as of 30 September 2019. Based on the XETRA closing prices (Frankfurt Stock Exchange) for the shares of both companies as of 13 December 2019, the implied price per ADLER share amounts to EUR 14.55, representing a premium of 17.33% to ADLER‘s last closing price.

ADLER’s boards support the offer and recommend their shareholders to accept the offer, subject to review of the offer document. Shareholders in ADLER representing a combined 52.21%, including Co-CEO Tomas de Vargas Machuca, have signed irrevocable undertakings to tender their shares in ADLER. In order to implement the planned combination, both companies have signed a Business Combination Agreement which addresses the common understanding regarding strategy and structure of the combined company, the process of the combination, the future composition of the boards as well as the integration process.

Transformational transaction creating a top tier residential real estate company with a high quality portfolio, diversifying into strong locations across Germany

The business combination has the potential to ultimately create one of the largest listed residential real estate companies in Europe, characterized by diversification and synergistic growth.

ADO and ADLER will consolidate about EUR 8.6 billion in combined residential assets. ADO’s high quality Berlin portfolio will be complemented by ADLER’s Germany-wide portfolio, focused on German cities with attractive yield potential.

Moreover, the combined company will benefit from enhanced liquidity in its shares, with a free float market capitalisation of approximately EUR 1.8 billion, and will be a likely MDAX candidate in the near-term.

Strategic stake acquisition in market leading developer, with secured option to acquire control in the near-term

Concurrently with the conclusion of a strategic cooperation agreement, ADO will acquire a 22.18% strategic minority stake in CONSUS, Germany’s leading residential developer focused on rental product in top-9 cities. The strategic stake, which will be acquired in cash for a consideration of EUR 9.72 per share implying a total cash consideration of EUR 294 million, is the first step in a clearly defined strategy to enable the combined business to benefit from access to CONSUS’ market leading development platform and high quality development assets. The strategic stake, together with CONSUS shares already owned by ADLER, amount to an ownership position of around 25% of CONSUS.

As part of the signed strategic agreement between ADO and CONSUS, ADO and CONSUS will immediately start to work closely together on residential development projects. CONSUS has provided a right to ADO to allow it to match any offer from a third party on residential development projects worked on together.

Furthermore, a call option has been agreed with Aggregate Holdings SA (“Aggregate”), CONSUS’ 51% shareholder. The combined company may exercise its call option at any time within the next 18 months with the consideration being paid in newly created ADO shares, at an exchange ratio of 0.2390 ADO shares for each CONSUS share, provided that this ratio will be adjusted to any dividends and equity raise done by ADO Properties or Consus, as relevant. Upon exercise of its option, ADO intends to make a voluntary offer for minorities at the same consideration as the call option. ADO is committed to exercise the call option as long as it creates value for its shareholders and maintains an investment grade credit rating. In case of a change of control at ADO, Aggregate also has a put option to sell its 51% stake in CONSUS to ADO.

The ongoing housing shortage in Berlin and other densely populated regions in Germany is an issue which ADO takes seriously. ADO is committed to easing the pressure on the market through accelerating the construction of new stock suitable for rent. Through CONSUS, the combined company will gain exposure to a market-leading development platform with a high quality pipeline of over 15,000 residential rental units in top-9 cities.

Strong operational overlap between ADLER and ADO creating shareholder value through operating synergies

Following successful completion of the combination of ADLER and ADO, both companies believe that the business combination will realise income and cost synergies with a positive effect on combined FFO of around EUR 15-20 million (before tax) per year. Operating synergies will be derived from economies of scale in purchasing and streamlined corporate structures with a reduction in administrative costs.

After the combined group has executed its call option to acquire control of CONSUS, ADO expects additional operating synergies of EUR 13-18 million (before tax) per year. This will result primarily from enhanced cost efficiencies including reduced expenses related to marketing and sales based on the conversion of strategy from “build to sell” to “build to hold”.

Strengthened balance sheet, investment grade credit profile and financial policy to drive significant financial savings

Benefitting from ADO’s investment grade credit rating, the combined company expects to realise financing synergies on ADLER’s debt of EUR 10-19 million per year in the medium-term.

After the combined group has executed its call option to acquire control of CONSUS, significant refinancing synergies are expected to be achieved through refinancing the debt structure, resulting in estimated savings of EUR 142-153 million (before tax) per year over time.

A fully underwritten rights issue of up to EUR 500 million is scheduled post-closing to further strengthen the balance sheet.

Business combination agreement: experienced management and best-in-class corporate governance

The combined company will benefit from a strong and experienced management team and best in class corporate governance structure. The enlarged group will be led by Maximilian Rienecker and Thierry Beaudemoulin as Co-Chief Executive Officers and Sven-Christian Frank as Chief Operating Officer.

The ADO board, which currently consists of 7 members, will be expanded to include a further 3 individuals. Out of the 10 members of the 1-Tier Board structure, 5 members will be independent including the chairman, who will have a casting vote. Two members will be executive directors, with the remaining 3 members as non-executive directors. Sub-committees, such as audit and remuneration, will be composed of 3 members chaired by an independent member and shall have a majority of independent members.

The operational headquarters of the combined business will remain in Berlin, and the combined group will be named ADLER Real Estate Group.

Tomas De Vargas Machuca, Co-CEO of ADLER, said: “This transaction will accelerate our ability to develop and deliver exceptional housing stock, secures the future for all 3 companies and sets the combined group on a path to creating a leading integrated player in the German residential real estate market.”

The exchange offer will be implemented subject to customary preconditions for a transaction of this type and size. These conditions will be presented in the offer document and include, among others, the implementation of a capital increase in kind in order to create new shares for the exchange offer for which authorization is already in place.

The business combination is intended to be concluded by the end of the first quarter of 2020, subject to the entry of the resolution for the non-cash capital increase in the commercial register.

Further details about the tender offer will be part of the offer document to be submitted to the German Federal Financial Supervisory Authority (BaFin). ADO anticipates that the offer document will be published in approximately 5 weeks.

The offer is subject to approval of the offer document by BaFin, to the offer terms set out in the offer, and to approval by relevant anti-trust authorities. Following approval, the offer document will be made available online.

Conference call details

ADO and ADLER will host a joint investor conference call at 07:00 (GMT) on Monday 16 December 2019.

The details for investors wishing to participate in the call are:

0800 673 7932	Germany Toll Free

+44 (0) 20 3003 2666	Standard International Access

0808 109 0700	UK Toll Free

When dialling in, please state the title of the call: “ADO Properties - Investor Conference Call” and use the password: ADO Properties.

Contacts

Finsbury

+44 (0) 207 251 3801

Edward Simpkins

Jenny Davey

Gordon Simpson

Rueckerconsult

Peter Dietze-Felberg, Senior Consultant

Direct Line: +49 (0) 30 28 44 987 62

Switch Board: +49 (0) 30 28 44 987 3

Mobile: +49 (0) 151 27616562

Email: dietze@rueckerconsult.de

J.P. Morgan is acting as financial advisor to ADO and has provided the required financing for the transaction

Kempen is acting as financial advisor to ADO and White & Case is acting as legal advisor

Deutsche Bank AG and UBS Europe S.E. are acting as financial advisers and Norton Rose Fulbright LLP are acting as legal advisers to ADLER

Important information

This announcement is neither an offer to purchase nor a solicitation to purchase ADO Properties or ADLER shares. The final terms and further provisions regarding the Offer will be in the offer document once its publication has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Investors and holders of ADLER shares are strongly recommended to read the offer document and all other documents in connection with the Offer as soon as they are published, as they will contain important information.

Subject to the exceptions described in the offer document and any exceptions granted by the relevant regulatory authorities, an Offer is not being made directly or indirectly, in or into those jurisdictions where to do so would constitute a violation pursuant to the laws of such jurisdiction.

The ADO Properties shares that are intended to be transferred to ADLER shareholders as consideration (the “Offer Shares”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under any of the applicable securities laws of any state, district or other jurisdiction of the United States of America. The Offer Shares may not be offered, sold or delivered, directly or indirectly, to ADLER shareholders located in the United States of America (the “U.S. Shareholders”), or to agents, nominees, trustees, custodians or other persons acting for the account or benefit of U.S. Shareholders, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The Offer Shares will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

The Offer is not subject the ‘U.S. tender offer rules’ contained in Regulation 14D under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is being made with respect to U.S. Shareholders in reliance on exemptions provided by Rule 14d-1(c) under the Exchange Act. As a result, the Offer is made in accordance with the applicable regulatory, disclosure and procedural requirements under German law, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under United States domestic tender offer procedures and law.

Holders of securities in ADLER should be aware that ADO Properties reserves the right, to the extent permissible under applicable law or regulation, and in accordance with German market practice, to purchase, or conclude agreements to purchase, ADLER shares, directly or indirectly, outside of the scope of the Offer, before, during or after the acceptance or further acceptance period. This applies to other securities that are directly convertible into, exchangeable for, or exercisable for ADLER shares. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

The transaction described in this document involves the securities of Luxembourg and German companies. Information distributed in connection with the transaction is subject to the disclosure requirements of the Federal Republic of Germany, which are different from those of the United States. The financial information included or incorporated by reference in this document has been prepared in accordance with accounting standards in Luxembourg or Germany, as applicable, that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since ADO Properties and ADLER are each located in a non-U.S. jurisdiction and their respective officers and board members are residents of non-U.S. jurisdictions. Holders of securities in ADO Properties and ADLER may not be able to rely on having recourse to provisions for the protection of investors in any jurisdiction other than the provisions of Luxembourg or Germany, as applicable. Holders of securities in ADO Properties and ADLER may not be able to sue ADO Properties, ADLER or their respective officers and board members in court in Luxembourg or Germany, as applicable, for violations of the U.S. securities laws. It may be difficult to compel ADO Properties, ADLER or any of their respective affiliates to subject themselves to a U.S. court’s judgment. If any announcements in this document contain forward-looking statements, such statements do not represent facts and are characterized by the words ‘will’, ‘expect’, ‘believe’, ‘estimate’, ‘intend’, ‘contemplate’, ‘aim’, ‘assume’ or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADO Properties and the persons acting together with ADO Properties. Such forward-looking statements are based on current plans, estimates and forecasts which ADO Properties and the persons acting together with ADO Properties have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADO Properties or the persons acting together with ADO Properties. It should be kept in mind that the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.